Subject to Completion, Dated October 5, 2005

Prospectus


CBEYOND
COMMUNICATIONS™

6,058,823 Shares Common Stock

This is our initial public offering of common stock. We are offering 6,058,823 shares. No public market currently exists for our common stock.

We have applied for the listing of our common stock on the Nasdaq National Market under the symbol "CBEY." We currently estimate that the initial public offering price will be between $16.00 and $18.00 per share.

Investing in the shares involves risks. See "Risk Factors" beginning on page 8.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds, before expenses, to Cbeyond Communications, Inc.	$	$

We have granted the underwriters a 30-day option to purchase up to 882,352 additional shares of common stock from us on the same terms and conditions set forth above. The option may be exercised solely to cover over-allotments, if any.

Concurrently with our offering to the public and pursuant to this prospectus, we are also offering shares of our common stock to two of our directors who have indicated an interest in purchasing an aggregate of $3.0 million of shares of our common stock. We are offering these shares directly to these directors at the public offering price, and the underwriters will receive no underwriting discounts or commissions on these shares, which will not be purchased unless the offering to the public is consummated. In this prospectus we refer to these directors as "participating stockholders," and we refer to our offering to the public and our offering to the participating stockholders together as "this offering."

Neither the Securities and Exchange Commission nor any state or foreign securities commission or regulatory authority has approved or disapproved of these securities, or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares offered to the public on or about , 2005.

Deutsche Bank Securities

Raymond James

Thomas Weisel Partners LLC

ThinkEquity Partners LLC

, 2005

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Pricing of This Offering

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price of our common stock will be determined by negotiation among us and the representative of the underwriters. Among the primary factors that will be considered in determining the public offering price are:

- prevailing market conditions;
- our results of operations in recent periods;
- the present stage of our development;
- the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business; and
- estimates of our business potential.

Concurrent Offering — bold

Rider A